March 30, 2015

Jeff Long

Staff Accountant

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

The Eudora Funds, File Nos. 333-183018, 811-22729.

Dear Mr. Long:

On March 18, 2015, you provided oral comments with respect to the annual report for the fiscal year ended October 31, 2014 for The Eudora Fund (the "Fund"), the sole series of The Eudora Funds (the "Trust" or "Registrant"), which was included in Form N-CSR; and the Fund’s website.  Please find below the Registrant's responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

Comment 1.  The website, which displays Fund-related information, has stale information with respect to certain items including the Prospectus and Annual Report, which should be replaced with current documents.

Response.  The Registrant has updated the Fund-related website with current information and current documents.

Comment 2.  If the Registrant intends to use a summary prospectus, the summary prospectus should be consistent with Rule 498, including legend elements, "summary" labeling, and the website version should include appropriate jump links to the full prospectus and Statement of Additional Information.

Response.  The Registrant undertakes that if the Registrant uses a summary prospectus, the summary prospectus will be consistent with Rule 498, including legend elements, "summary" labeling, and the website version will include appropriate jump links to the full prospectus and SAI.

Comment 3.  Please provide an undertaking that in the notes section of future annual reports and semi-annual reports that, if the Fund holds level 3 assets, it will include sensitivity analysis with respect to changes in the unobservable inputs that may result in a significant change to the value of the level 3 investments consistent with Financial Accounting Standards Board Accounting Standards Codification 820 (ASC # 820), including value-affecting interactions between inputs.

Response.  The Registrant undertakes to include such additional level 3 information in the notes section of future annual reports and semi-annual reports.

Comment 4.  Please provide an undertaking that in the notes section of future annual reports and semi-annual reports that if the Fund holds derivatives or financial instruments that are within the ambit of ASC # 210-20-50, it will provide the relevant gross, net and offsetting asset and liability information.

Response.  The Registrant undertakes to include such appropriate ASC # 210-20-50 information in the notes section of future annual reports and semi-annual reports.

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Parker Bridgeport at (614) 469-3238.

Sincerely,

/s/ Thompson Hine LLP

Thompson Hine LLP

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